Exhibit (a)(4)


                              [Letter to Employees]

TO: OUR EMPLOYEES WHO HOLD OPTIONS AND RIGHTS WITH AN EXERCISE PRICE OF MORE THAN $20.00

FROM: CABLEVISION SYSTEMS CORPORATION

RE:   OFFER TO EXCHANGE OPTIONS AND RIGHTS FOR RESTRICTED SHARES

DATE: JANUARY 23, 2003

         As you know, the current market price of Cablevision's common stock is below the exercise price of certain (or possibly all) of your stock options and stock appreciation rights. We issued the options and rights to provide you, our employees, an opportunity to acquire/increase your ownership interest in Cablevision, thereby creating a stronger incentive to expend your maximum effort for Cablevision's growth and success. We are committed to the concept of our employees as owners because we believe that it helps us attract and retain the very best people. Given our current stock price, the status of your "underwater" options and rights is of concern to us.

         To address this situation, Cablevision is offering to exchange your stock options and stock appreciation rights that have an exercise price of more than $20.00 for restricted shares of our Class A common stock. If you elect to exchange your eligible options and rights, you will receive:

          o 1 restricted share for every 2 shares of common stock issuable upon exercise of an option, and

          o 1 restricted share for each right with respect to 3 shares of common stock.

If you decide to participate, you will also need to pay one penny for each restricted share you elect to receive in our offer.

         The shares are "restricted" because they are subject to forfeiture if you do not satisfy the vesting conditions, as well as other restrictions. In particular, you should be aware that regardless of whether you are fully or partially vested in the options and rights you elect to exchange, the restricted shares you receive will generally only vest on the fourth anniversary of the grant date. We expect the grant date to be on or about February 24, 2003. Once the restricted shares vest and you satisfy any applicable tax obligation with respect to the shares, the shares will no longer be "restricted" and will be yours to hold, transfer or sell.

         If you wish to participate in the offer, you should carefully read:

          o the offer to exchange document, letter of transmittal and form of restricted shares agreement, all of which are enclosed, and

          o the Employee Stock Plan and summary description of the Plan, both of which have been e-mailed to you.

         Then, to elect to exchange your eligible options and rights for restricted shares, you should:

          o    sign and date the enclosed letter of transmittal,

          o make a check to the order of "Mellon Investor Services (Cablevision Exchange Offer)" for an amount equal to a penny times the total number of restricted shares you are electing to receive in the offer, and

          o deliver the letter of transmittal and check by hand, overnight delivery or regular mail to:

By Hand:                   By Overnight Delivery:     By Mail:
-------                    ---------------------      -------
Mellon Investor Services   Mellon Investor Services   Mellon Investor Services
Reorganization Department  Reorganization Department  Reorganization Department
120 Broadway, 13th Floor   85 Challenger Road         PO Box 3301
New York, NY 10271         Mail Stop - Reorg          South Hackensack, NJ 07606
                           Ridgefield Park, NJ 07660

         We must receive your letter of transmittal before 5:00 p.m., New York time, on Friday, February 21, 2003, which is when our offer is scheduled to expire. You can confirm whether your documents have been timely received by calling 1-866-825-8876.

         Assuming we accept the options and rights you elect to exchange, soon after the date the restricted shares are granted we will send you a restricted shares agreement (in the form enclosed but with all the blanks filled in). You must promptly sign and return the agreement to us.

         You do not have to take any action if you decide not to participate in the offer. In that case, your options and rights will continue to vest in accordance with their terms. Similarly, if you elect to exchange your options and rights but subsequently change your mind, you can withdraw your election at any time prior to the offer's expiration.

         The Compensation Committee of Cablevision's Board of Directors has approved this offer. However, we, the Compensation Committee and our Board of Directors are not making any recommendation to you as to whether you should elect to exchange your options and rights. The restricted common shares we are offering may end up being worth less than your existing options and rights. You must make your own decision whether to exchange your options and rights.

         Our common shares are quoted on the New York Stock Exchange under the symbol "CVC." On January 17, 2003, the closing price of one common share on the New York Stock Exchange was $19.36. WE RECOMMEND THAT YOU GET CURRENT MARKET PRICES FOR OUR COMMON SHARES BEFORE DECIDING WHETHER TO EXCHANGE YOUR OPTIONS AND RIGHTS.

         The documents enclosed with this letter and sent via e-mail should address most of your questions about the offer. We urge you to read them carefully. If you have any questions, please call Lisa B. Questell, Vice-President--Corporate Compensation and Benefits, at 516-803-2780, or send an e-mail to exoffer@cablevision.com.



                                        Cablevision Systems Corporation

(Enclosures)


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